EXHIBIT 99.1

Innate Pharma Obtains €6.8M in Public Funding for Its COVID-19 Research And Development Activities

MARSEILLE, France, Aug. 11, 2020 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced the Company has obtained funding of €6.8M under the PSPC-COVID call for projects to support the Company’s COVID-19 research and development activities. This initiative is operated on behalf of the State by Bpifrance as part of the Programme d’investissements d’avenir (PIA), led by the Secrétariat général pour l’investissement (SGPI).

PSPC-COVID is a program established by the French government at the beginning of the pandemic to support the development of therapeutic solutions with a preventative or curative aim for COVID-19. Its objective is to finance research and development work, including Phase I or Phase II clinical trials carried out with French academic partners.

This funding will enable the Company to cover the development of its current COVID-19 activities which began in March 2020, including the EXPLORE COVID-19 translational research study and its two Phase II clinical trials, FORCE and ImmunONCOVID-20.

As part of this agreement with Bpifrance, the funding will be received in four consecutive tranches. The first tranche of €1.7M was received at signing, and the three remaining tranches will be received upon achievement of certain clinical milestones, particularly around the FORCE Phase II trial.

Each tranche is structured as follows: 20% as a non-reimbursable grant and 80% as an advance reimbursable only upon technical and commercial success.

“We are pleased to have been selected for this funding by the French government in this effort to improve the prognosis of COVID-19 patients,” said Laure-Hélène Mercier, Chief Financial Officer at Innate Pharma. “Through this government initiative, we are able to contribute to an area of high medical need, in partnership with the Hôpitaux Universitaires de Marseille – AP‑HM and the Centre Léon Bérard, while managing the financial considerations of high-risk research as the dynamic of the pandemic continues to evolve in France.”

About Innate Pharma COVID-19 R&D Activities*

Innate has partnered with several France-based hospitals and academic centers to conduct three research and development programs:

EXPLORE COVID-19: This exploratory translational study, in collaboration with La Timone, North and Laveran hospitals and the Marseille Immunopôle/AP-HM immunoprofiling laboratory at La Timone hospital, Marseille, analyzed the immune response of COVID-19 patients at varying stages of disease and found that patients who progress towards severe COVID-19 disease exhibit an activation of the C5a/C5aR1 pathway. Study results were published in Nature on July 29, 2020.

FORCE (FOR COVID-19 Elimination): Based on the findings from EXPLORE COVID-19, the Company launched the FORCE trial, sponsored by the Hôpitaux Universitaires de Marseille – AP‑HM). The primary objective of this Phase II trial is to improve the proportion of COVID-19 patients with severe pneumonia who no longer need to be hospitalized, and to reduce the need for and duration of mechanical ventilation in patients with COVID-19 pneumonia complicated by acute respiratory distress syndrome.

ImmunONCOVID-20: This controlled, randomized, study, sponsored by the Centre Léon Bérard, Lyon, is exploring monalizumab, a potentially first-in-class immune checkpoint inhibitor, and avdoralimab, amongst other treatment arms, to investigate the potential efficacy against COVID‑19 in cancer patients with mild symptoms and pneumonia respectively.

Visit the Company’s website for more information on Innate’s COVID-19 efforts.

About Innate Pharma:

Innate Pharma S.A. is a commercial stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s commercial-stage product, Lumoxiti, in-licensed from AstraZeneca in the US, EU and Switzerland, was approved by the FDA in September 2018. Lumoxiti is a first-in class specialty oncology product for hairy cell leukemia. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate Pharma has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

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* This project has been supported by the State, under the Investing for the Future Program, operated by Bpifrance, the French national investment bank

Based in Marseille, France, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

About Bpifrance:

Bpifrance is the French national investment bank. It finances businesses – at every stage of their development – through loans, guarantees, equity investments and export insurances. Bpifrance also provides extrafinancial services (training, consultancy) to help entrepreneurs meet their challenges (innovation, export…).

More information on: www.bpifrance.fr/presse.bpifrance.fr. Follow Bpifrance on Twitter: @Bpifrance - @BpifrancePresse

About the Programme d’investissements d’avenir

With 57 billion euros, the Programme d’investissements d’avenir (PIA), led by the Secrétariat général pour l’investissement (SGPI), was set up by the State to finance innovative and promising investments in the region, to enable France to increase its growth and employment potential. Part of this forward-looking investment program, endowed with €10 billion, is part of the €57 billion Grand Plan d’Investissement (GPI) newly launched by the Government in 2017 and carried out over the next five years to support structural reforms and meet four major challenges facing France: carbon neutrality, access to employment, competitiveness through innovation and the digital State.

More information on: https://www.gouvernement.fr/le-secretariat-general-pour-l-investissement.  Follow SGPI on Twitter: @SGPI_avenir.

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors

Innate Pharma
Tel.: +33 (0)4 30 30 30 30
investors@innate-pharma.com

Bpifrance
Nathalie Police
Tel.: +33 (0)1 45 95 26
Nathalie.police@bpifrance.fr

Secrétariat général pour l’investissement
Tel.: +33 (0)1 42 75 64 58
presse.sgpi@pm.gouv.fr	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com